Exhibit 1.01

AbbVie Inc.

Conflict Minerals Report

For the Year Ended December 31, 2018

As adopted by the Securities and Exchange Commission (SEC) pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act, Rule 13p-1 under the Securities Exchange Act of 1934 (the Rule) imposes certain reporting obligations on SEC registrants who manufacture, or contract to manufacture, products for which certain specified minerals are necessary to the functionality or production of the products, regardless of the geographic origin of the minerals and whether or not they fund armed conflict.  These minerals consist of columbite-tantalite (coltan), cassiterite and wolframite (and their derivatives tantalum, tin, and tungsten), and gold (collectively, 3TG).

This Report covers AbbVie products manufactured from January 1 through December 31, 2018 for which 3TG may be necessary to the functionality or production.  As used in this Report, the term “AbbVie” refers to AbbVie Inc., a Delaware corporation, and its consolidated subsidiaries.

1.                                      Company and Product Overview

AbbVie is a global, research-based biopharmaceutical company.  AbbVie develops and markets advanced therapies that address some of the world’s most complex and serious diseases.

AbbVie has concluded that the delivery mechanisms for several of its products, such as pump components, contain 3TG that is necessary to their functionality or production (the Products). AbbVie either assembles the Products itself or contracts to have the Products assembled by a third party. The Product components are also sourced from third-party suppliers.  AbbVie does not directly purchase ore or unrefined 3TG, nor does it have direct relationships with any smelters or refiners.  Therefore, AbbVie relies on its direct suppliers to provide information on the origin of any 3TG contained in the product components they supply to AbbVie, including the source of any 3TG that they obtain from lower tier suppliers and smelters.

2.                                      Summary of Findings

In accordance with the Rule, AbbVie conducted a good faith reasonable country of origin inquiry (RCOI) that it believes was reasonably designed to determine whether any of the necessary 3TG contained in the Products originated in the Democratic Republic of the Congo or an adjoining country (Covered Countries) or from recycled or scrap sources.

As a result of its RCOI, AbbVie has determined that it has insufficient information to allow it to conclude that (i) it has no reason to believe that any of its necessary 3TG originated in the Covered Countries or (ii) it reasonably believes its necessary 3TG came from recycled or scrap sources.  AbbVie therefore conducted further due diligence on the source and chain of custody of the necessary 3TG contained in the Products.

Following the exercise of its due diligence with suppliers, AbbVie is unable to determine at this time the country of origin or mine of origin of the 3TG contained in the Products.  The results of AbbVie’s supply chain due diligence are set forth in this Report, which is published on AbbVie’s website at www.abbvieinvestor.com.

3.                                      Due Diligence Process

AbbVie’s due diligence measures were designed to conform in all material respects with the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Third Edition and the related Supplements (OECD Guidance).  The OECD Guidance is an internationally recognized due diligence framework consisting of a multi-step, risk-based process.  AbbVie has a cross-functional Conflict Minerals Strategy team that is led by Restricted Substances Management, supervised by the Vice President of Direct Purchasing and includes stakeholder participation from AbbVie Finance, Legal, Quality, Procurement, and Commercial functional areas.

AbbVie’s Supplier Code of Conduct provides that suppliers are expected to ensure that all products and product components supplied to AbbVie do not contain 3TG that is sourced from Covered Countries and that has directly or indirectly financed or benefitted armed groups in the Covered Countries.  The Supplier Code of Conduct also requires suppliers to have systems in place that are designed to meet this objective.  The Code is published on AbbVie’s website (at https://www.abbvie.com/uploads/PDFs/suppliers/AbbVie-Supplier-Code-of-Conduct-Brochure.pdf ).  Violations of the Supplier Code of Conduct, including with respect to 3TG sourcing, are to be reported to AbbVie’s Purchasing and Supplier Management or to the AbbVie Office of Ethics and Compliance.  Reports may be made on a confidential and anonymous basis, where permitted by local law.  AbbVie also has a program to monitor supplier social responsibility, which includes surveying certain critical suppliers on adherence to AbbVie’s Supplier Code of Conduct.

AbbVie has a process to survey its direct suppliers of the Products, with the objective of providing transparency over the supply chain and enabling identification of upstream participants such as smelters, together with related controls.  It conducted this survey using the Conflict Minerals Reporting Template (the Template) developed by the Responsible Minerals Initiative (RMI), which was formerly known as the Conflict-Free Sourcing Initiative (CFSI).  The Template is designed to facilitate a supplier’s disclosure of information regarding 3TG contained in the supplier’s products, including the country of origin and the name and location of the smelters that process the 3TG.  As part of this process, AbbVie also continued to engage with suppliers concerning their 3TG sourcing and Template responses, including additional communication to address any incomplete or inconsistent information.

The majority of suppliers have indicated that their products do not contain 3TG.  One supplier has not responded to AbbVie’s requests for data. Another supplier has provided incomplete information regarding the use of 3TG in the product AbbVie purchases specifically. Three suppliers reported that their products contain 3TG that are necessary to the production and functionality of the Products.  However, one of these suppliers has not furnished data specific to the products AbbVie purchases. Of the two remaining suppliers, one supplier was not able to provide updated smelter information. The second supplier reported that it had received responses from all of its relevant suppliers and has identified all smelters.  This same supplier reported that two of the smelters identified were sourcing tin from the Covered Countries.

AbbVie has reviewed the full smelter and refinery lists provided by this second supplier to determine if reported facilities were valid entities, by comparing those smelting and refining facilities to lists supplied by Trade organizations and Governments.  Additionally, AbbVie reviewed the lists of smelters and refiners determined to be valid entities against lists of smelters and refineries that are certified to be conflict-free. Lastly, AbbVie researched information regarding each valid smelter or refiner that was not certified as conflict-free to determine if the facilities are known to source from the Covered Countries.  The results of these three inquiries are as follows:

•                  Approximately 99% of smelting and refining facilities reported to AbbVie were determined to be valid entities when smelting and refining facility information was compared against lists supplied by the Responsible Minerals Initiative Standard smelter list (as of December 2018) and the London Bullion Market Association (LBMA). The remaining facilities were identified as no longer operating as identified by the RMI Standard Smelter Revision List (as of December 2018).

•                  Approximately 85% of the reported valid smelters and refiners, including the two smelters identified by the supplier as sourcing tin from the Covered Countries, are designated either as “RMI Conformant” or “Active” by the RMI’s Conflict-Free Smelter Program, according to lists published by RMI (as of December 2018) or have been identified to be on the London Bullion Market Association’s (LBMA) Current Good Delivery List (as of December 2018). The remaining facilities are located in Australia, Belgium, Brazil, China, Czech Republic, Germany, India, Kazakhstan, Republic of Korea, Malaysia, Mexico, Netherlands, New Zealand, Russian Federation, Saudi Arabia, Sudan, Turkey, United Arab Emirates, United States, Vietnam, Zambia, and Zimbabwe.

•                  For those valid smelters or refiners that were not certified as conflict-free, AbbVie identified potential discrepancies in the data provided by the supplier. AbbVie continues to engage the supplier regarding these discrepancies in order to accurately identify valid smelters within AbbVie’s supply chain and obtain mining country of origin data. AbbVie has requested the supplier report back an action plan to address these issues and include a timeframe for deliverables.

As a result, based on its reasonable efforts, AbbVie is unable to determine the country of origin, smelter or refiner, or mine of origin of the 3TG specifically contained in the Products.  AbbVie is continuing to work with its suppliers regarding responsible sourcing practices generally and their 3TG supply chain in particular. AbbVie continues to improve its data collection efforts with respect to suppliers and smelters, including working with suppliers to improve the quality and reliability of the data they report. For example, one supplier has improved from the last reporting year by identifying all impacted suppliers and providing complete smelting data as disclosed from their supply chain. This same supplier has committed to investigate reported smelting facilities that are not certified to be conflict-free. As a result of this commitment, AbbVie has seen a reduction of approximately 50% of reported valid smelting facilities that have not been certified as conflict-free from the previous year, for this supplier.